March 16, 2020

Office of Technology
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:	Kennametal Inc.
Form 10-K for the Fiscal Year Ended June 30, 2019
Filed August 13, 2019
Form 8-K Furnished on February 3, 2020
File No. 001-05318

Dear Division of Corporation Finance, Office of Technology:

In response to your March 4, 2020 letter containing comments regarding the above-referenced Exchange Act filings, we have addressed your comments in the following response. To assist in your review of this response, we have presented it in the same format as provided in your original letter with our applicable response following each comment.

Should you or any member of the Staff have any additional questions or comments regarding our response or the applicable filing, please feel free to contact me at 412-248-8201.

Sincerely,

/s/ Damon J. Audia

Damon J. Audia
Vice President and Chief Financial Officer
March 16, 2020

Division of Corporation Finance
March 16, 2020

Form 10-K for the Year Ended June 30, 2019

Note 2. Summary of Significant Accounting Policies
Inventories, page 39

1. We note your reference to excess and obsolete inventory reserves here and the rollforward analysis in your Schedule II disclosures. Please clarify for us whether you maintain an inventory valuation allowance through which subsequent recoveries are recorded, and if so, explain how that is consistent with the guidance noted in SAB Topic 5.BB and ASC 330-10-35-14. Otherwise, revise your disclosures regarding inventory reserves in future filings.

Response

We do not maintain an inventory valuation allowance through which subsequent recoveries are recorded. Once inventory is written down via the excess and obsolete reserves, a new cost basis is established that is not subsequently written back up in future periods, as required by SAB Topic 5.BB and ASC 330-10-35-14. We will clarify this in future Form 10-K filings.

Note 11. Income Taxes, page 49

2. We note that you are currently litigating a tax matter with the Italian tax authority. Considering the potential significance, please tell us why you have not included a discussion of this matter in your financial statement footnotes disclosures or revise accordingly. We refer you to ASC 740-10-50-15(d).

Response

The tax dispute giving rise to the litigation in question relates to a tax assessment we received in July 2011 assessing tax, penalties, and interest with respect to the fiscal year ended June 30, 2008 (the “Assessment”). The Assessment was ultimately appealed to the Italian Supreme Court in 2017 where it is awaiting trial. Our Italian external legal counsel has advised us that the hearing at the Italian high court is not expected to be scheduled earlier than calendar year 2021. Therefore, we do not expect any substantive developments regarding the Assessment until that time. We continue to believe, and have stated in our public disclosure, that the Assessment is baseless. In addition, we are not currently, nor were we as of June 30, 2019, engaged in any settlement discussions with the Italian tax authority. Therefore, as of June 30, 2019, it was not reasonably possible that the amount reflected on our balance sheet related to this matter would significantly increase or decrease within 12 months of the reporting date.

We also note that the disclosure requirement of ASC 740-10-50-15(d) relates to ‘unrecognized tax benefits’ which could significantly increase or decrease. ASC 740-10-20 defines ‘unrecognized tax benefit’ as the difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. In accordance with the recognition and measurement criteria of ASC 740-10, we have not recorded a financial statement reserve related to the litigation with the Italian tax authority. As a result, the tax position taken on the tax return for the fiscal year ended June 30, 2008 which gave rise to the litigation is equal to what has been recognized in our financial statements. Therefore, as it relates to the Italian tax matter, no difference exists between a tax position taken or expected to be taken in a tax return and the related benefit or expense recognized in our financial statements. Consequently, as of June 30, 2019 there was no unrecognized tax benefit related to the litigation with the Italian tax authority to increase or decrease within 12 months of such date.

Division of Corporation Finance
March 16, 2020

Form 8-K Furnished on February 3, 2020

Exhibit 99.1, page 1

3. We note your discussion of the various factors impacting adjusted operating income, adjusted effective tax rate and free operating cash flows. Please revise to also include a discussion of the factors that impacted your GAAP measures with equal or greater prominence to the non-GAAP discussion. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response

We acknowledge the Staff's comment and in future filings of our Form 8-Ks and Exhibits 99.1, we will include a discussion of the factors that impacted our GAAP measures with equal or greater prominence to the non-GAAP discussion.

3